Exhibit 99.2
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto appoints new Chairman
14 January 2009
Rio Tinto announces that Jim Leng will be appointed as Chairman of the Boards with effect from the conclusion of the Annual General Meeting of Rio Tinto Limited on 20 April 2009. He joins the Boards today as Chairman Designate and a non executive director.
Rio Tinto’s current Chairman, Paul Skinner, has today notified the Boards of his preference to retire from the Boards at the conclusion of the AGM on 20 April 2009.
Mr Leng is currently Deputy Chairman of Tata Steel Ltd in India, a position he has held since Corus Group was acquired by Tata Steel in 2007. He is also Chairman of Tata Steel Europe, a position he has held since 2003. Mr Leng’s previous roles include Chief Executive of Laporte plc and Chief Executive of Low and Bonar plc.
Mr Leng said “I am absolutely delighted to be joining Rio Tinto and taking up the Chairmanship. Rio Tinto has a superb set of assets and strong prospects. I look forward to working closely with Chief Executive Tom Albanese and his team as we steer the company through the challenges of the current economic climate and beyond.”
Mr Andrew Gould, Senior Independent Director, Rio Tinto, said, “As indicated last October, the Rio Tinto Boards, through the Nominations Committee, have undertaken a thorough process to identify a successor to Paul Skinner. Jim Leng brings to Rio Tinto extensive industrial company experience and is a seasoned Board room operator. He is ably qualified to lead Rio Tinto into the next phase of its development. On behalf of the Board, I would like to thank Paul Skinner for his excellent leadership of the Boards for the last five years and significant contribution during his tenure.”
Paul Skinner, Chairman, Rio Tinto said “After the termination of the BHP Billiton pre-conditional Offers for the Group, and the identification of a well-qualified successor, now is a good time for me to announce my decision to stand down at the AGMs this year. Rio Tinto is an exciting and challenging company to lead, and I am very pleased that we have found someone of Jim’s calibre to take over from me as Chairman.”
Cont.../

Continues	Page 2 of 2
Biographical details — Jim Leng
Jim Leng is Chairman of Tata Steel Europe Limited and Deputy Chairman of Tata Steel of India, following the Corus takeover by Tata in April 2007. He is chairman of Doncasters Group Ltd, an international specialist engineering company. He is also non-executive director of Alstom SA where he chairs the Nominations and Remuneration committees, a Senior Adviser of HSBC and a member of their European Advisory Council and chairman of the European Advisory Board of AEA, a New York based Private Equity Partnership. Past directorships include Hanson PLC, where he was the senior independent director, Pilkington plc and IMI plc. In an executive capacity, he was CEO of Laporte plc, an international speciality chemical company, from 1995 until June 2001 and prior to joining Laporte he was the CEO of Low & Bonar plc. His early business years were spent at John Waddington where he ran a number of their subsidiary companies.
There is no further information which is required to be disclosed under paragraph 9.6.13 of the United Kingdom Listing Rules.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 419 801 349
Nick Cobban	Ian Head
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Media Relations, Americas
Tony Shaffer
Office: +1 202 393 0266
Mobile: +1 202 256 3667

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3867 1607
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 801 204 2919
Mobile: +1 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk